UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14070T102	SCHEDULE 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,156,675 shares of common stock
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,156,675 shares of common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,675 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 17,261,763 shares outstanding)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070T102	13D	Page 3 of 5 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed by Gaylor M. Lawrence, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on February 8, 2018 (“Amendment No. 5”), which amended and supplemented earlier filings on October 17, 2017 (“Amendment No. 4”), October 4, 2017 (“Amendment No. 3”), September 13, 2017 (“Amendment No. 2”), August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, the “Schedule 13D”) with respect to the shares of common stock, par value $1.00 per share (“Common Stock”) of CapStar Financial Holdings, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 6 amends Items 2(c), 4 and 5(a), as set forth below.

Item 2. Identity and Background.

Paragraph (c) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)	Principal Occupation or Employment: Businessman/Investor, Self-Employed (2)

(2) Reporting Person listed his occupation or employment in Item 2 of his original Schedule 13D filed on August 11, 2017 as “Businessman, Owner of Lawrence Group, a holding company.” To provide clarification, Reporting Person states that the Lawrence Group is not a separate company, but merely a tradename used to describe the multiple businesses owned by Reporting Person.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth in the following paragraph:

On October 26, 2017, the Reporting Person filed an Interagency Notice of Change in Control (the “Notice”) seeking permission from the Federal Reserve to acquire up to 15% of the Issuer’s Common Stock. On November 20, 2017, counsel for the Issuer delivered a letter to the Board of Governors of the Federal Reserve (the “Board”) opposing the Notice. Between November, 2017 and November 6, 2018, the Reporting Person responded to several requests from the Board for information and explanation. The Issuer, likewise, sent several letters and forwarded material it obtained through discovery in the Litigation (as defined below) and elsewhere, advocating that the Board disapprove the Notice. On November 6, 2018, the Board issued a letter (the “Opinion”) with respect to the Notice. The Opinion stated that the Board had considered the Notice in light of all of the statutory factors and that, based on all of the facts of record, the Board had determined not to disapprove the Notice for the Reporting Person to acquire up to 15% of the Issuer. The Opinion was based on certain representations and commitments made by the Reporting Person, and the result of the Opinion is that the Reporting Person is permitted to purchase up to 15% of the Issuer’s Common Stock. Depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s securities at prices that would make the purchase or sale of the Issuer’s securities desirable, the Reporting Person may acquire additional securities of the Issuer (up to 15% of the Issuer’s Common Stock). The Reporting Person may also retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. If the Reporting Person seeks to acquire in excess of 15% of the Issuer’s Common Stock, the Reporting Person will be required to make further notice to the Board.

Item 4 of the Schedule 13D is hereby further amended by amending and restating in its entirety as follows the paragraph that was added in Amendment No. 5 after the third paragraph of Item 4 of the Schedule 13D:

On October 31, 2017, the Issuer announced that it filed a lawsuit (the “Litigation”) against the Reporting Person in the United States District Court for the Middle District of Tennessee alleging violations of Section 13(d) of the Securities Exchange Act of 1934, the federal Change in Bank Control Act, and Tennessee Code Section 45-2-107. The Reporting Person opposes the Litigation, vigorously denies that he violated any laws, and expressly maintains he complied with his legal obligations. On September 24, 2018, the court entered an order partially granting and partially denying Reporting Person’s motion to dismiss. The court dismissed Issuer’s claim under the Change in Bank Control Act as well as its claim for monetary damages under Section 13(d). The court denied Reporting Person’s motion to dismiss with respect to Issuer’s claims for injunctive relief under Section 13(d) and under Tennessee Code Section 45-2-107. Reporting Person continues to vigorously defend those claims. The Issuer and the Reporting Person have been conducting discovery, which is ongoing.

CUSIP No. 14070T102	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the filing date of this Amendment No. 6, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 1,156,675 shares of Common Stock which represents approximately 6.7% of the 17,261,763 shares of Common Stock outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018.

CUSIP No. 14070T102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAYLON M. LAWRENCE, JR.

/s/ Jason West
Jason West, Attorney-in-Fact*

November 8, 2018
Date

* Pursuant to a power of attorney, dated as of October 13, 2017, which was filed as Exhibit F to Amendment No. 4.